paragon

RECEIVED

2006 NOV -9 A 11:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
USA

06018306

02 November 2006

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st October 2006.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED

NOV 14 2006

THOMSON FINANCIAL

Yours faithfully

John G Gemmell
Group Company Secretary

Enc


INVESTOR IN PEOPLE

finance for people

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"FSA" means the United Kingdom Financial Services Authority.

"FSMA" means the Financial Services and Markets Act 2000 of the United Kingdom.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

Document		Date Distributed	Required Distribution Date	Source of Requirement
1.	Regulatory Announcement (Holding(s) in Company	04 October 2006	05 October 2006	LR9.6.7
2.	Regulatory Announcement (Holding(s) in Company	09 October 2006	10 October 2006	LR9.6.7
3.	Regulatory Announcement – Retirement of Non-executive Director	13 October 2006	13 October 2006	LR9.6.11
4.	Regulatory Announcement – Blocklisting Interim Review	17 October 2006	17 October 2006	LR3.5.6

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
5.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	02 October 2006	16 October 2006	CA85 S.169
6.	Form 88(2) Return of Allotments of Shares	04 October 2006	03 November 2006	CA85 S.88
7.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	05 October 2006	18 October 2006	CA85 S.169
8.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	06 October 2006	20 October 2006	CA85 S.169
9.	Form 88(2) Return of Allotments of Shares	10 October 2006	10 November 2006	CA85 S.88
10.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	12 October 2006	26 November 2006	CA85 S.169
11.	Form 169(1B) Return by a public company purchasing its own shares for holding in Treasury	12 October 2006	27 November 2006	CA85 S.169
12.	Form 288b Terminating appointment as director or secretary	16 October 2006	26 October 2006	CA85 S.288
13.	Form 88(2) Return of Allotments of Shares	25 October 2006	25 November 2006	CA85 S.88
14.	Form 88(2) Return of Allotments of Shares	31 October 2006	30 November 2006	CA85 S.88

Regulatory Announcement

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:47 04-Oct-06
Number	9432J

RNS Number:9432J
Paragon Group Of Companies PLC
04 October 2006

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 12,841,467 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 11.05% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	11:53 09-Oct-06
Number	1595K

RNS Number:1595K
Paragon Group Of Companies PLC
09 October 2006

HOLDING IN COMPANY

We have today received notification from Barclays PLC to advise that, through various legal entities, they now hold 12,478,347 ordinary shares of 10p each in The Paragon Group of Companies PLC. The holding represents 10.74% of our issued capital.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Directorate Change
Released	17:13 13-Oct-06
Number	4789K

RNS Number:4789K
Paragon Group Of Companies PLC
13 October 2006

RETIREMENT OF NON-EXECUTIVE DIRECTOR

The Paragon Group of Companies PLC announces that Gavin Lickley, a non-executive director of the Company since October 2002, has retired from the Board of Directors.

The Directors would like to record their thanks and appreciation to Mr Lickley for his service and commitment during the years of his association with the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	10:32 17-Oct-06
Number	5722K

RNS Number:5722K
Paragon Group Of Companies PLC
17 October 2006

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

Executive Share Option Scheme

3. Period of return:

From 17/04/06 To 16/10/06

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

795,000

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

795,000

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

2,753,000 Ordinary Shares of 10p each on 19/03/2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

121,460,652 Gross
116,216,652 Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering



Please do not write in the space below. For HM Revenue & Customs use only.

Company Number	2336032
Company Name in full	THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	50,000		
Date(s) shares delivered to the company	18/09/2006		

For each share:

Nominal value	£0.10		
Maximum price paid	£6.4813		
Minimum price paid	£6.4813		



The aggregate amount paid by the company for the shares to which this return relates was: £ 324,065.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,625.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			



**Delete as appropriate

Signed  **Date** 18/09/2006

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**





88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 03/10/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 3233

Share holdings:

Share Holder	Type	Shares Held
Sandra Candace Harewood	Single	404

Address:
18 Withdean Close
Sparkhill
BIRMINGHAM
West Midlands
United Kingdom
B11 2QE

HSDL Nominees Limited	Single	2829

Address:
-
Trinity Road

HALIFAX
West Yorkshire
United Kingdom
HX1 2RG


Companies House
— for the record —

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only





Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	50,000		
Date(s) shares delivered to the company	20/09/2006		
For each share:			
Nominal value	£0.10		
Maximum price paid	£6.74		
Minimum price paid	£6.70		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 335,450.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 1,680.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			



**Delete as appropriate

Signed [signature] **Date** 20/09/06

(**a ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

04/06


Companies House
for the record

169(1B)

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering

Please do not write in the space below. For HM Revenue & Customs use only

Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC



PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Class of shares (*ordinary or preference etc*)	ORDINARY		
Number of shares	100,000		
Date(s) shares delivered to the company	22/09/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.535		
Minimum price paid	£6.475		

The aggregate amount paid by the company for the shares to which this return relates was: £ 649,950.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 3,250.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares (*ordinary or preference etc*)			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

**Delete as appropriate

Signed  **Date** 22/09/2006

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**




88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 10/10/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 5053

Share holdings:

Share Holder	Type	Shares Held
HSDL Nominees Limited	Single	5053

Address:

Trinity Road
HALIFAX
West Yorkshire
United Kingdom
HX1 2RG

169(1B)

Companies House — for the record —

Return by a public company purchasing its own shares for holding in treasury

CHWP000

Pursuant to section 169(1B) of the Companies Act 1985

Please complete legibly in black type or bold block lettering



Please do not write in the space below. For HM Revenue & Customs use only



Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company. Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985





Class of shares (ordinary or preference etc)	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	28/09/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.62		
Minimum price paid	£6.59		



The aggregate amount paid by the company for the shares to which this return relates was: £ 198,330.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 995.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed  **Date** 28/9/06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE

Tel 0121 712 2077

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**


Companies House
for the record

CHWP000

169(1B)

Return by a public company purchasing its own shares for holding in treasury

Pursuant to section 169(1B) of the Companies Act 1985



Please complete legibly in black type or bold block lettering



Please do not write in the space below. For HM Revenue & Customs use only



Company Number 2336032

Company Name in full THE PARAGON GROUP OF COMPANIES PLC

PART A: PURCHASE BY COMPANY OF ITS OWN SHARES FOR HOLDING IN TREASURY



Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.







Class of shares *(ordinary or preference etc)*	ORDINARY		
Number of shares	30,000		
Date(s) shares delivered to the company	29/09/2006		
For each share: Nominal value	£0.10		
Maximum price paid	£6.61		
Minimum price paid	£6.54		

Shares placed in treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

The aggregate amount paid by the company for the shares to which this return relates was: £ 197,421.00

Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5: £ 990.00

PART B: FULLY PAID BONUS SHARES PLACED IN TREASURY PURSUANT TO SECTION 162C(6) OF THE COMPANIES ACT 1985

Class of shares *(ordinary or preference etc)*			
Number of shares			
Nominal value of each share			
Date(s) shares delivered to the company			

**Delete as appropriate

Signed [signature] **Date** 29/09/06

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

MISS EMMA LAPTHORNE, PARAGON, ST CATHERINE'S COURT,
HERBERT ROAD, SOLIHULL, WEST MIDLANDS, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form and it has been stamped by the HM Revenue & Customs please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**



288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number 2336032

Company Name in full The Paragon Group of Companies PLC

	Day	Month	Year
Date of termination of appointment	1 2	1 0	2 0 0 6

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Gavin Alexander Fraser

Surname: Lickley

	Day	Month	Year
†Date of Birth	1 4	0 8	1 9 4 6

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 16/10/2006

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Miss Emma Lapthorne, Paragon, St Catherine's Court, Herbert Road,
Solihull, West Midlands, B91 3QE
Tel 0121 712 2077
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form May 2004


Companies House


88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 25/10/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 4850

Share holdings:

Share Holder	**Type**	**Shares Held**
Andrew Dixon Midgley	Single	4042

Address:
Crown Spindley Mill
Pasture Road
Embsay
SKIPTON
North Yorkshire
United Kingdom
BD23 6PR

Donna A Tweede	Single	808

Address:
18 Madeley Road

Greet
BIRMINGHAM
West Midlands
United Kingdom
B11 1UX


Companies House

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: THE PARAGON GROUP OF COMPANIES PLC
Company Number: 02336032

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:
From: 31/10/2006
To (optional):

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 5053

Share holdings:

Share Holder	Type	Shares Held
David Anthony Hitches	Single	5053

Address:
3 Sidbury Grove
Dorridge
SOLIHULL
West Midlands
United Kingdom
B93 8TE